EXHIBIT 99.1

Brookfield Asset Management Announces Renewal of Normal Course Issuer Bid for Preferred Shares

BROOKFIELD, NEWS, Aug. 16, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (EURONEXT: BAMA) (“Brookfield” or “the company”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to 10% of the public float of each series of the company’s outstanding Class A Preference Shares that are listed on the TSX (the “Preferred Shares”). Purchases under the bid will be made through the facilities of the TSX and/or alternative Canadian trading systems. The period of the normal course issuer bid will extend from August 20, 2019 to August 19, 2020, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased. All Preferred Shares acquired by Brookfield under this bid will be cancelled.

Under the normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[1]	Public float[1]	Average daily trading volume[2]	Maximum number of shares subject to purchase[3]
					Total	Daily
Series 2	BAM.PR.B	10,457,685	10,220,175	6,171	1,022,017	1,542
Series 4	BAM.PR.C	3,995,910	3,983,910	3,339	398,391	1,000
Series 8	BAM.PR.E	2,476,185	2,475,185	928	247,518	1,000
Series 9	BAM.PR.G	5,515,981	2,022,881	691	202,288	1,000
Series 13	BAM.PR.K	9,640,096	8,792,596	12,049	879,259	3,012
Series 17	BAM.PR.M	7,840,204	7,840,204	2,913	784,020	1,000
Series 18	BAM.PR.N	7,866,749	7,681,088	3,555	768,108	1,000
Series 24	BAM.PR.R	9,282,910	9,281,610	6,314	928,161	1,578
Series 25	BAM.PR.S	1,529,133	1,529,133	976	152,913	1,000
Series 26	BAM.PR.T	9,774,812	9,774,012	7,764	977,401	1,941
Series 28	BAM.PR.X	9,241,457	9,237,347	10,008	923,734	2,502
Series 30	BAM.PR.Z	9,790,374	9,790,274	9,037	979,027	2,259
Series 32	BAM.PF.A	11,754,099	11,754,099	11,858	1,175,409	2,964
Series 34	BAM.PF.B	9,879,277	9,879,277	8,901	987,927	2,225
Series 36	BAM.PF.C	7,842,909	7,842,909	4,384	784,290	1,096
Series 37	BAM.PF.D	7,830,091	7,830,091	3,488	783,009	1,000
Series 38	BAM.PF.E	7,914,556	7,908,396	5,742	790,839	1,435
Series 40	BAM.PF.F	11,848,165	11,845,195	10,856	1,184,519	2,714
Series 42	BAM.PF.G	11,899,900	11,890,300	7,938	1,189,030	1,984
Series 44	BAM.PF.H	9,831,929	9,831,929	8,357	983,192	2,089
Series 46	BAM.PF.I	11,740,797	11,740,797	15,201	1,174,079	3,800
Series 48	BAM.PF.J	11,885,972	11,885,972	9,161	1,188,597	2,290

1. Calculated as at August 6, 2019.
2. Calculated for the six months prior to July 31, 2019.
3. In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 4, Series 8, Series 9, Series 17, Series 18, Series 25 and Series 36 Preferred Shares will be limited to 1,000 shares of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 4, Series 8, Series 9, Series 17, Series 25 and Series 36 Preferred Shares) will be limited to 25% of the average daily trading volume on the TSX of the respective series.

As of August 6, 2019, under its current normal course issuer bid that commenced on August 20, 2018 and will expire on August 19, 2019, and which the company sought and received approval from the TSX, Brookfield purchased Preferred Shares as follows

Series	Number of shares purchased	Maximum number of shares subject to purchase	Weighted average price paid per purchased share (C$)
Series 2	7,415	1,022,759	13.79
Series 4	4,090	398,800	13.68
Series 8	3,400	247,858	19.54
Series 9	3,134	202,601	18.92
Series 13	7,604	880,020	13.85
Series 17	110,552	795,075	20.45
Series 18	99,409	778,049	20.42
Series 24	112,640	939,425	18.38
Series 25	4,000	153,313	16.96
Series 26	129,336	990,334	18.30
Series 28	122,040	935,938	16.69
Series 30	143,776	993,405	22.68
Series 32	228,469	1,198,256	23.02
Series 34	98,612	997,788	21.09
Series 36	106,115	794,902	20.90
Series 37	118,992	794,908	21.21
Series 38	91,604	800,000	20.40
Series 40	154,805	1,200,000	21.80
Series 42	109,700	1,200,000	21.50
Series 44	113,260	994,518	25.71
Series 46	154,993	1,189,579	25.44
Series 48	114,028	1,200,000	24.44

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. Brookfield believes that, in such circumstances, acquiring the Preferred Shares represents an attractive and desirable use of its available funds.

Brookfield will enter into an automatic purchase plan on or about the week of September 23, 2019 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “proposed”, “believe”, conditional verbs such as "will", “may” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Preference Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Preference Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.